UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 02-85008-NY

SSI SURGICAL SERVICES, INC.

(Exact name of registrant as specified in its charter)

5776 HOFFNER AVENUE, SUITE 200

ORLANDO, FLORIDA 32822

(407) 249-1946

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐ Rule 12g-4(a)(1)(ii) ☐ Rule 12g-4(a)(2)(i) ☐ Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(1)(i) ☒ Rule 12h-3(b)(1)(ii) ☐ Rule 12h-3(b)(2)(i) ☐ Rule 12h-3(b)(2)(ii) ☐ Rule 15d-6 ☒

Approximate number of holders of record as of the certification or notice date: 269 . [Explanatory Note: The registrant is currently a voluntary filer. The registrant had fewer than 300 record stockholders on both December 27, 2004 (the first day of its 2005 fiscal year), and December 29, 2003 (the first day of its 2004 fiscal year).]

Pursuant to the requirements of the Securities Exchange Act of 1934, SSI Surgical Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 24, 2005	By:	/s/ Christopher E. Tihansky
	Name:	Christopher E. Tihansky
	Title:	Chief Executive Officer and President